



Far Breton Bakery LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.50%

Target Raise Amount: $124,000

Offering End Date: September 16, 2025

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Far Breton Bakery LLC

Founded: January 21, 2019

Address: 1924 Fordem Ave
                  Madison, WI 53704

Industry: Commercial Bakeries

Employees: 8

Website: https://www.farbretonbakery.com/

Use of Funds Allocation:

If the maximum raise is met:

$66,340 (53.50%) – of the proceeds will go towards working capital- down payment toward existing location and FF&E
$50,220 (40.50%) – of the proceeds will go towards debt refinance
$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 2,002 Followers





Business Metrics:

	FY23	FY24	YTD 6/30/2025
Total Assets	$29,714	$122,298	$124,289
Cash & Cash Equivalents	$6,279	-$4,052	-$3,115
Accounts Receivable	$0	$0	$0
Short-term Debt	$96,070	$180,347	$184,719
Long-term Debt	$0	$20,000	$18,333
Revenue	$276,769	$332,560	$138,831
Cost of Goods Sold	$39,417	$52,596	$25,848
Taxes	$0	$0	$0
Net Income	$26,040	$21,025	$23,613

Recognition:

Far Breton Bakery LLC (DBA Far Breton Bakery) features rustic European style baked goods as well as Breton classics such as kouign-amann. They produce high butter ratio pastries, free from hydrogenated fats and no bleached/bromated flours. Far Breton Bakery started in 2019 as a part time job, but by 2022, the bakery had grown exponentially and was accepted into Dane County Farmers Market, the nation's largest producer only market.

About:

Far Breton Bakery LLC (DBA Far Breton Bakery) makes artisan scratch baked goods, with a focus on rich laminated doughs. Their menu is inspired from French pastries using the quality ingredients found in Wisconsin. Their treats evoke taste memories and foster connection and community.

For more information, contact our Customer Support Team at support@thesmbx.com

